

Mail Stop 3561

April 26, 2016

Felicia Thornton
Chief Financial Officer
99 Cents Only Stores LLC
4000 Union Pacific Avenue
City of Commerce, California 90023

> **Re:** **99 Cents Only Stores LLC**
> **Form 10-Q for the Quarterly Period Ended October 30, 2015**
> **Response Dated April 18, 2016**
> **File No. 1-11735**

Dear Ms. Thornton:

We have reviewed your April 18, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to our prior comment are to comments in our April 5, 2016 letter.

Form 10-Q for the Quarterly Period Ended October 30, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 32

1. We have read your response to comment 3 and remain uncertain why a valuation allowance was not necessary at the end of fiscal 2015 when you were in a cumulative three year pre-tax loss position. We understand you relied on forecasted taxable income and forecasted reversals of taxable temporary differences to support your position that a valuation allowance was not necessary at the end of fiscal 2015. However, we note that you incurred pre-tax losses in the last two fiscal quarters of fiscal 2015, had only $4 million of taxable income in transition year fiscal 2014 and no taxable income in fiscal

2015.  In addition, although you indicate that "certain negative performance trends" encountered during the first quarter of fiscal 2016, and prior to your Form 10-K filing date, were believed to be "temporary and short-term" you expected most fiscal 2016 growth to be realized during the Halloween and Christmas selling seasons; however, we note that you recorded the valuation allowance charge in the very next quarter and prior to such holiday seasons.  It appears any income projections would be analyzed with the understanding that projections are inherently subjective and supplemental to the historical objectively verifiable information and, as a result, should be weighted appropriately.  It appears any projection of income in fiscal 2016 would have been fairly subjective in light of your historical performance.  ASC 740-10-30-21 indicates that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.  ASC 740-10-30-23 further specifies that the more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed and also clarifies that a cumulative loss in recent years is a <u>significant</u> piece of negative evidence that is difficult to overcome.  Accordingly, explain to us in further detail how you determined that not recording a valuation allowance at the end of fiscal year 2015 was consistent with GAAP.  Please be detailed in your response.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Andrew Blume, Staff Accountant at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products